Lexington Global Asset Managers, Inc. and Subsidiaries

                                ABOUT THE COMPANY

LEXINGTON GLOBAL ASSET MANAGERS, INC. is a financial services holding company established in September of 1995 and incorporated in the State of Delaware. Lexington is publicly owned and its common stock trades under the symbol LGAM on the NASDAQ National Market System. Lexington offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions, and high net worth individuals. The Company's principal subsidiaries include Lexington Management Corporation and Lexington Funds Distributor, Inc. which market, promote, and distribute the Lexington family of mutual funds. As of December 31, 1997, Lexington and its subsidiaries employed 97 persons.


                              FINANCIAL HIGHLIGHTS
                  (Dollars in Thousands except per share data)

                                1997          1996          1995
                                ----          ----          ----
Operating
Results:
         Total revenues          $18,977       $20,811       $21,286
         Total expenses           15,312        17,684        18,965
         Provision for taxes       1,208         1,270           700
         Net income                2,397         2,475         1,579
         Net income per share:
         Basic                     $0.45         $0.45         $0.29
         Diluted                   $0.45         $0.45         $0.29

Financial
Position:
         Total assets            $17,433       $16,078
         Stockholders' equity    $10,090       $ 9,822


                                TABLE OF CONTENTS


Letter to Stockholders                        3
Business Description                          5
Financial Report                              8
Corporate Directory                          30
Corporate and Stockholder Information        32




                               TO OUR STOCKHOLDERS
                                                                  April 6, 1998


Lexington appeared to mark time in 1997. Net income was $2.4 million ($.45 cents per share). This approximates the 1996 result of $2.5 million. Even given that the 1996 results included a one time pre-tax gain of $.09 cents per share, (representing the sale of the West Coast non-asset management subsidiaries), the comparison to 1996 showed little apparent progress.

We do believe, however, that we have set the stage during 1997 for stronger financial growth in the future. Investment performance is the most critical factor in determining growth in our business. During 1997, three of our mutual funds were ranked Number 1 in the country by Lipper Analytical Services, Inc. The Lexington GNMA Fund, Lexington Troika Dialog Russia Fund, and the Lexington Natural Resources Fund, all finished as the Number 1 fund in their respective categories.

Equally important to the future, the Lexington Growth and Income Fund finished in the top 26% of the Lipper Growth and Income Universe. This was on top of a strong performance during 1996, when the fund finished in the top 10% of its peer group.

Asset growth was strong during 1997. Assets under management increased by approximately $300 million compared to 1996. The Private Client Group, the newly launched Russia fund, and the growth in domestic assets under management (GNMA, Lexington Corporate Leaders, and the Growth and Income Fund), all contributed to the increase in assets.

Lexington has a sizeable amount of business related to international equity investing and precious metals. These areas of the business are not only large in terms of their revenue contribution to Lexington, they are the most profitable parts of our business. International and precious metal markets have been in a bear market for the past two years. The contraction in these markets, together with our inconsistent performance compared to competitors, resulted in revenue reductions and operating margin contraction. We believe that the margin pressure is behind us. Our expectations are high for a strong recovery in international and emerging markets during 1998. Regarding precious metals, it may be the ultimate contrarian area for the near future.

We are pleased with the progress of our stock price. Lexington Global Asset Managers saw the value of the company stock increase by 46% during 1997.

Our goal is to have a highly profitable company engaged in private client, mutual fund, and institutional client investment management. We intend to build a worldwide investment capability through valued relationships and multi-faceted distribution channels.

We would like to thank all our stockholders, employees and clients for their support.


Sincerely,


/s/ Stuart Smith Richardson             /s/ Robert M. DeMichele
Stuart Richardson                       Robert M. DeMichele




                              BUSINESS DESCRIPTION

Lexington Global Asset Managers, Inc. (the "Company" or "Lexington") was incorporated in Delaware in September 1995 as a holding company that offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions and private clients.

Prior to the spin-off of the Company on December 13, 1995 (the "Spin-off"), the Company was a wholly-owned subsidiary of Piedmont Management Company Inc. ("Piedmont"). Pursuant to the spin-off, Piedmont contributed to the Company all of its subsidiaries engaged in the asset management business.

The   Company   manages   portfolios   of  equity,   balanced,   fixed   income,
mortgage-backed and money market investments, which portfolios are designed to meet a broad range of investment objectives.

INVESTMENT PROCESS

The investment process at Lexington begins and ends with the client. The Company's investment philosophy is to preserve capital and achieve a superior risk-adjusted rate of return on client assets. This philosophy drives the investment process that includes a focus on top-grade research, worldwide information sources and excellent technological support. These elements are utilized by the Investment Policy Committee which consists of a group of seasoned investment professionals who meet on a monthly basis to review all of the critical factors involved in managing clients' assets.

Lexington firmly believes that a global perspective adds value in creating portfolios. Worldwide diversification can provide superior risk-adjusted returns when compared with portfolios with more narrow geographical orientations. Careful analysis of worldwide liquidity, economic cycles and country fundamentals considered in a broader geopolitical context can provide more consistent and superior returns.

PRIMARY MARKETS

The Company's business strategy is targeted at three large market segments:

Mutual Funds

The mutual fund industry has expanded rapidly in the last several years. According to the Investment Company Institute, the trade association for investment companies, total assets of U.S. mutual funds have increased from $3.5 trillion at December 31, 1996 to $4.5 trillion at December 31, 1997, a growth rate of approximately 27% for the year.

The mutual fund industry is highly competitive and is currently characterized by a high degree of fragmentation and a large and rapidly increasing number of product offerings. The Company believes that the mutual fund industry has become similar to the consumer products business, where marketing strategies, product development, business development, sales expertise and servicing are increasingly important.

The Company's current strategies in the mutual fund market are to: (i) identify emerging trends in order to develop new investment products; (ii) strengthen the "brand name" awareness of the Lexington Funds both at the financial advisor level and the retail investor level; (iii) broaden its efforts to offer sub-advisory and administration services to other mutual funds; (iv) expand into other distribution channels; and, (v) evaluate and pursue acquisition opportunities.

Institutional Market

The  market  for  institutional  clients  includes  corporate,   government  and
multi-employee (Taft-Hartley) pension plans, charitable endowments and foundations, insurance company general accounts, and defined contribution and 401(k) plans. According to the 1997 Money Market Directory of Pension Funds (including 401(k) plans) the institutional market represented over $4.7 trillion in total assets under management, including defined benefit plan assets, endowments and foundations.

The institutional market is extremely competitive with long lead times between initial contact and acquisition of an account. Institutional investors increasingly rely upon a competitive review process when selecting investment advisory firms. The process often includes the assistance of independent investment consultants, who analyze, rank and recommend advisors as well as conduct searches for advisors on behalf of clients. Consultants typically classify firms according to their investment style and place heavy emphasis upon a demonstrated record of investment performance within a particular style. These consultants often control access to prospective clients.

The Company's strategy in the institutional market is to target specialized segments such as: (i) Taft-Hartley and charitable foundations and endowments;
(ii) public retirement accounts;  (iii) insurance company general accounts; and,
(iv) broker wrap accounts. In addition, the Company has formed joint management arrangements with other investment advisory companies which offer specialized products or services. By targeting specialized segments, management believes that it can market directly to these segments and leverage upon the integrated financial products and services that it offers.

Private Client Accounts

With the changing demographics of the United States, the aging of the "baby boomer" generation and the accumulation of assets in retirement accounts, the private client sector is a growing segment of the investment advisory industry. The Company believes that the principal needs for private clients are investment advice and asset management services because these clients, as they near retirement, have a large amount of accumulated assets and require sophisticated estate planning advice. According to a September 1996 Bernstein Research report, there are approximately 2 million households in the United States that have discretionary assets exceeding $1 million. This represents approximately 2.0% of all U.S. households and total assets for this market segment exceed $4.4 trillion.

The Company's strategies in the private client sector are to: (i) integrate the products and services offered to these clients by the Company's various subsidiaries; (ii) design an integrated set of financial products and services to meet the financial service needs of these individuals; and, (iii) excel in customer service through utilization of the most current and sophisticated investment planning, management and reporting techniques.

SUBSIDIARIES OF THE COMPANY

The subsidiaries of the Company can be divided into its core business (Lexington Management Corporation and Lexington Funds Distributor, Inc.), which business generates most of the Company's revenues and profits, and its other subsidiaries, which generate the remainder of the Company's revenues and profits.

LEXINGTON MANAGEMENT CORPORATION ("LMC")
LEXINGTON FUNDS DISTRIBUTOR, INC. ("LFD")

LMC and LFD, both located in Saddle Brook, New Jersey, are responsible for managing, servicing, marketing and distributing the Lexington family of 17 mutual funds to financial intermediaries and the retail market. The Lexington Funds are designed to provide a variety of investment options for retail investors, financial planners and intermediaries, and for the defined benefit and defined contribution marketplace, including the 401(k) market. The Lexington Funds include equity, balanced, fixed income, mortgage-backed and money market funds. The geographical orientation of the Lexington Funds range from domestic to international to global. Certain funds specialize in specific industries or sectors, such as precious metals and natural resources, but most are broadly diversified.

LMC serves the institutional investment needs of a diverse client base which includes: corporate, public and Taft-Hartley employee benefit funds; endowments; charitable foundations; and individuals.

The Company's private client business is also conducted primarily through LMC. LMC targets accounts in this market with up to $5 million to invest. These accounts typically include wealthy individuals and smaller institutional accounts, including foundations, not-for-profit corporations, pension plans and employee benefit plans.

OTHER SUBSIDIARIES

At December 31, 1997, the Company had 2 subsidiaries in addition to LMC and LFD:
Market Systems Research Advisors, Inc. ("MSR") and Piedmont Asset Advisors L.L.C. ("PAA").

MSR, MSRI-New York, New York.

MSR provides professional portfolio management services to investors through the use of proprietary quantitative price momentum stock selectivity models. MSR offers investment advisory services to accounts within the Lexington organization and to other clients. MSR publishes a monthly research report through a subsidiary company, Market Systems Research, Inc. ("MSRI"), which is marketed to other investment advisory companies.

PAA-New York, New York.

The Company owns 51% of PAA, an entity formed in 1994 which served as a general partner of a limited investment partnership engaged in the asset management business. (PAA's activities in the limited partnership terminated in the third quarter of 1996.)



                                FINANCIAL REPORT


                                TABLE OF CONTENTS


Five Year Summary of Financial Data                               9
Management's Discussion and Analysis                             10
Management's Report on Financial Information                     13
Consolidated Statements of Operations                            14
Consolidated Statements of Financial Condition                   15
Consolidated Statements of Changes in Stockholders'
   Equity (Deficit)                                              16
Consolidated Statements of Cash Flows                            17
Notes to Consolidated Financial Statements                       18
Report of Independent Auditors                                   29



                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands except per share data)


Results of                                                  Year Ended December 31,
Operations:                                1997          1996        1995        1994        1993
                                           ----          ----        ----        ----        ----
         Total Revenues                  $18,977       $20,811     $21,286     $22,680     $18,070
         Total Expenses                   15,312        17,684      18,965      17,576      15,963
         Provision for Taxes               1,208         1,270         700       2,059         977
         Net Income                       $2,397        $2,475     $ 1,579     $ 2,990     $ 1,145

Per Share
Data:
         Average Shares Outstanding    5,322,172     5,487,887   5,487,887   5,487,887   5,487,887
         Earnings Per Share:
           Basic                           $0.45         $0.45       $0.29       $0.55       $0.21
           Diluted                         $0.45         $0.45       $0.29       $0.55       $0.21

Financial
Position:
         Total Assets                    $17,433       $16,078     $14,774     $13,646     $10,867
         Total Liabilities                 6,938         5,911       6,994      16,201      15,012
         Total Stockholders'
           Equity (Deficit)               10,090         9,822       7,347      (2,908)     (4,346)

                         ASSET COMPOSITION BY MARKET(1)
                             (Dollars in Thousands)
                                   (Unaudited)
Assets Under                                                     December 31,
Management:                             1997           1996         1995        1994         1993
                                        ----           ----         ----        ----         ----
         Mutual Funds                 $1,896,293    $1,797,238  $1,517,260  $1,501,668  $1,309,267
         Institutional                 1,109,339     1,047,244   1,134,080   1,472,122   1,549,777
         Private Clients                 467,072       360,226     428,434     421,204     460,756
                                         -------       -------     -------     -------     -------
         Total                        $3,472,704    $3,204,708  $3,079,774  $3,394,994  $3,319,800
                                      ==========    ==========  ==========  ==========  ==========

                     ASSET COMPOSITION BY TYPE OF INVESTMENT
                             (Dollars in Thousands)
                                   (Unaudited)


                                                              December 31,
                                          1997          1996        1995        1994        1993
                                          ----          ----        ----        ----        ----

         Domestic Equity              $1,704,426    $1,329,087  $1,172,710  $1,096,988  $1,274,390
         Foreign Equity                  850,274       807,962     699,842     696,882     578,008
                                         -------       -------     -------     -------     -------
         Subtotal(2)                   2,554,700     2,137,049   1,872,552   1,793,870   1,852,398

         Precious Metals(3)              118,416       201,295     273,411     347,023     277,573
         Fixed Income                    634,029       668,841     712,830     976,104     977,396
         Money Market Funds              165,559       196,212     220,981     277,997     212,433
                                         -------       -------     -------     -------     -------
         Total                        $3,472,704    $3,203,397  $3,079,774  $3,394,994  $3,319,800
                                      ==========    ==========  ==========  ==========  ==========



         (1) Included in the institutional assets under management are invested assets of descendants of Lunsford Richardson, Sr., their spouses, trusts, a
corporation  in  which  they  have   interests  and   charitable   organizations
established by such descendants (the "Richardson Family"), principal stockholders of the Company, and certain other related persons, which assets at December 31, 1997 were valued at approximately $842 million. The fees charged for the management of such assets are based upon standard fee schedules and are comparable with the fees charged to unaffiliated accounts.
         (2) Excludes precious metal equities.
         (3) Precious  Metals  includes  precious  metals  and  precious  metal equities.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF FINANCIAL STATEMENTS

1997  Compared with 1996

The consolidated net income in 1997 was $2.4 million, $0.45 per share, compared to net income of $2.5 million, $0.45 per share in 1996. Included in the 1996 results is a one-time pre-tax gain of $0.5 million ($0.09 per share) from the sale of four of the Company's West Coast subsidiaries. On September 30, 1996, the Company sold four of the West Coast subsidiaries: Lexington Capital Management Associates ("LCMA"), Lexington Financial Services, Inc. ("LFSI"), Lexington Plan Administrators ("LPA"), and LCMI Insurance Services ("LCMII"). On December 31, 1996, the remaining West Coast subsidiary, Lexington Capital Management ("LCM") was merged into Lexington Management Corporation ("LMC"), the Company's principal operating subsidiary.

Total assets under management at December 31, 1997 were $3.5 billion compared to $3.2 billion at December 31, 1996. Each of the Company's three primary served markets, (Mutual Funds, Private Client, and Institutional), contributed $0.1 billion to the growth in assets. Both the Private Client and Institutional segments, which are primarily invested in the U.S. bond and equity markets, experienced growth in assets through superior performance results associated with the relatively strong U.S. capital markets in 1997. Mutual fund assets under management grew primarily through net cash inflows of $0.2 billion. One of the Company's newer products, the Lexington Troika Dialog Russia Fund, experienced net cash inflows of approximately $150 million in 1997 due to superior investment performance (ranked number one among emerging markets funds tracked by Lipper Analytical Services, Inc. and as the number four fund in the Overall Lipper Equity Fund Universe (4,883 funds)); one of the Company's older products, the Lexington Corporate Leaders Trust Fund contributed over $100 million in net positive cash flow due primarily to its superior long term track record and the strong U.S. equity markets. Although not as significant from a cash flow standpoint, the Company enjoyed superior investment performance from a number of its other products, including the Lexington GNMA Income Fund (number one fund among GNMA Funds tracked by Lipper Analytical Services, Inc.) and the Lexington Natural Resources Trust (which was the number one natural resources fund in the variable insurance products category according to Lipper Analytical Services, Inc.). In contrast, the Lexington Worldwide Emerging Markets Fund experienced net cash outflows of approximately $100 million in 1997 due to lower quartile performance and a disaffection with emerging markets on the part of investors due to turmoil in the Asian economies and capital markets. The Asian "contagion" significantly affected performance in a number of the Company's mutual funds and was a contributing factor to net depreciation of $0.1 billion for the mutual fund group as a whole. In short, mutual fund asset growth amounted to $0.1 billion and was comprised of net cash inflow of $0.2 billion partially offset by net depreciation of $0.1 billion.

Total revenues of $19.0 million are 8.7% below 1996 when the Company recorded revenues of $20.8 million. Revenues from the West Coast operations which were reorganized and partially disposed of in 1996, amounted to $3.4 million in 1997 and $5.6 million in 1996. Excluding the West Coast operations, total revenues of $15.5 million were $0.3 million above the $15.2 million recorded in 1996.

Net mutual fund management fees, the Company's largest revenue source, increased $0.5 million to $11.2 million in 1997 compared to $10.7 million in 1996. These revenues increased as a result of the growth in mutual fund assets under management. However, underlying the growth in assets under management is a shift in assets under management from some of the Company's higher priced products (emerging markets and precious metals) to some of the lower priced products
(domestic equity and fixed income) and to products with shared revenue arrangements (sub-advisory relationships). This shift occurred as a result of relative investment performance and changing investor preferences which toward the end of the year favored U.S. capital markets over some of the foreign markets, particularly the emerging markets.

Mutual fund commissions of $63 thousand were less than the $216 thousand recorded in 1996 because sales of the Company's two products with sales loads decreased as a result of declining investor interest in precious metals mutual funds.

Other management fees of $7.0 million are down $0.4 million from $7.4 million in 1996. The disposed West Coast operations account for all of this decline. Similarly, commissions income declined to $0.2 million in 1997 from $1.7 million in 1996 as a result of the disposal of the West Coast operations. Other income of $0.5 million is $0.2 million below the 1996 figure of $0.7 million due to the weaker performance of some of the Company's investments in the Lexington Funds which were adversely affected by the turmoil in the Asian markets.

Total expenses of $15.3 million are $2.4 million below total expenses of $17.7 million in 1996. Virtually all of the decline is attributable to the disposed and reorganized West Coast operations which recorded total expenses of $2.3 million in 1997 compared to $5.3 million in the prior year period.

Total personnel costs of $9.0 million are $2.2 million lower than the $ 11.2 million recorded in 1996. A $2.8 million decline in West Coast personnel expenses was partially offset by a $0.6 million increase in LMC's personnel costs; LMC added personnel to support and service its remaining West Coast revenue stream. In addition, the Company recognized approximately $150,000 of expense associated with the issuance of restricted stock to certain key executive employees. Finally, employee benefits increased approximately $0.1 million as a result of higher medical insurance premiums despite the Company's switch to a different provider.

Selling and promotional costs of $1.3 million are $0.1 million above the $1.2 million in such costs in the year earlier period, reflecting LMC's greater advertising support behind several mutual funds with superior performance results. In particular, the Lexington Troika Dialog Russia Fund received significant support in the second half of 1997 as its performance placed the Fund in the top five of the entire equity fund universe followed by Lipper Analytical Services.

General and administrative costs of $5.0 million are $0.2 million less than the prior year's figure of $5.2 million. The decrease is primarily attributable to the disposed West Coast operations. In addition, the Company benefited from the absence of certain legal and audit fees associated with the Company's reorganization which impacted the prior year results. Partially offsetting these decreases were higher administrative costs related to assets generated from its West Coast operations and one-time costs related to the termination of the Company's former portfolio management system. The Company's new system is fully state-of-the-art which includes compliance with the year 2000 data requirements.

Pre-tax income amounted to $3.7 million for 1997 and 1996. The provision for state and federal taxes remained relatively unchanged due to the comparable profit performance in 1997 and 1996. The Company used approximately $3.8 million of net operating loss carryforwards (NOLs) in 1997 and has remaining NOLs of approximately $2.1 million which are available to offset future taxable income which expire over the period 2003 through 2012. Overall, net income amounted to $2.4 million or $0.45 per share in 1997 compared to $2.5 million, $0.45 per share in 1996.

1996 Compared  with 1995

Total revenues of $20.8 million are 2.4% less than the $21.3 million recorded in 1995.

The revenue decrease primarily reflected the sale of four of the Company's West Coast subsidiaries on September 30, 1996. These subsidiaries would have contributed approximately $1.5 million in additional revenue for the fourth quarter. Partially offsetting the effect of the sale is a 9.5% increase in mutual fund management fees. This reflects the strong mutual fund asset growth at the Company's Core Business (LMC/LFD). This business delivered $14.4 million in revenues in 1996 versus $14.2 million in 1995, reflecting the $300 million, 18.4% increase in mutual fund assets under management. Asset growth was strongest in domestic equity ($0.2 billion) and international equity ($0.1 billion), partially offset by precious metals which were down $0.1 billion. The largest increase in mutual fund assets under management was in Lexington Corporate Leaders Trust which increased by 56% or $137 million in assets under management. In general, stronger investor demand and performance in a number of the Lexington funds drove the increase in assets under management. Mutual fund management fees increased from $9.8 million in 1995 to $10.7 million in 1996. In particular, management fees associated with the Lexington Corporate Leaders Trust Fund, SBL Fund Series D, and Lexington Growth & Income Fund, Inc. grew significantly due to the asset increases noted above.

Other management fees experienced a $1.7 million decline from $9.1 million in 1995 to $7.4 million. This income primarily reflects private client management fees at the West Coast operations, which, as mentioned above, were sold at the end of the third quarter and contributed $1.2 million in other management fees in the fourth quarter of 1995. This revenue line also includes LMC's institutional asset management fees which declined by $0.8 million from 1995 due to client terminations.

Commissions income of $1.7 million were even with 1995.

Other income of $0.7 million is $0.2 million above 1995, and is attributable to higher investment income.

Expenses of $17.7 million decreased $1.3 million from $19.0 million in 1995. The Company's Core Business incurred total expenses of $10.9 million which are $1.1 million below the $12.0 million for 1995, when the Company incurred one-time reorganization expenses of $2.2 million due to the Spin-off. The Company's other subsidiaries incurred expenses of $6.8 million for 1996 versus $7.0 million for 1995.

Total salaries and other compensation increased $0.7 million to $11.2 million from $10.5 million as a result of: 1) the addition of investment and other personnel; 2) higher commissions associated with increased revenues in the Company's West Coast operations; and, 3) the fact that the prior year expenses benefited from an employee benefit refund associated with a good experience rating. Selling and promotional expenses of $1.2 million are down $0.7 million. This is primarily due to the Company re-targeting its marketing efforts and making greater use of public relations. Administrative and general expenses of $5.2 million are $1.4 million lower than $6.6 million in 1995. The decrease reflects $2.2 million in various professional fees incurred in 1995 associated with the Spin-off and internal reorganization of the Company. Partially offsetting the $2.2 million decline are the additional costs associated with the Company's public reporting responsibilities.

The Company recorded a $0.5 million gain on the sale of LFSI, LPA, LCMA, and LCMII which occurred on September 30, 1996.

Pre-tax income grew to $3.7 million in 1996 from $2.3 million in 1995, an increase of 60.9% or $1.4 million. Provision for state and federal taxes increased 88.7% from $0.7 million in 1995 to $1.3 million in 1996, due to higher profits.

Overall, net income increased 56.3% from $1.6 million in 1995 to $2.5 million in 1996. Earnings per share were $0.45 in 1996 compared to $0.29 in 1995.

Effects of Inflation

The Company does not believe that inflation has had a significant impact on the operations of the Company to date. The Company's assets consist primarily of cash and investments which are monetary in nature. However, to the extent inflation results in rising interest rates with the attendant adverse effects on the securities markets and on the values of investments held in the Company's accounts, inflation may adversely affect the Company's financial position and results of operations. Inflation also may result in increased operating expenses (primarily personnel-related costs) that may not be readily recoverable in the fees charged by the Company.

Liquidity and Financial Condition

The  Company's   business  typically  does  not  require   substantial   capital
expenditures. The most significant investments are in technology, including computer equipment and telephones.

Historically, the Company has been cash self-sufficient. Cash flows from operations have ranged between $1.5 million and $3.7 million over the past three years primarily as a result of the Company's net income. Net cash from investing activities have ranged between inflows of $0.5 million and outflows of $0.5 million over the past three years. The primary use of cash in 1997 was the purchase of computer equipment.

Cash flows from financing activities consistently have been negative over the past three years. Prior to 1997, the most significant outflow was the payment of a regular quarterly dividend to Piedmont, the Company's former parent which ended in 1995. On March 7,1997, the Company announced a 750,000 share repurchase program under which the Company may repurchase its stock from time to time in the open market or through privately negotiated transactions at market prices. The stock repurchase plan has a term of three years. During 1997, the Company repurchased 313,000 shares of its stock for a total of $2,280,375. The Company may in the future issue debt securities or preferred stock or enter into loan or other agreements that restrict the payment of dividends on and repurchase of the Company's capital stock.

Historically, the Company has maintained a substantial amount of liquidity for purposes of meeting regulatory requirements and potential business demands. At December 31, 1997 the Company had $8.7 million of cash and cash equivalents. Management believes the Company's cash resources, plus cash provided by operations, are sufficient to meet the Company's foreseeable capital and liquidity requirements. As a result of the holding company structure, the Company's cash flows will depend primarily on dividends or other permissible payments from its subsidiaries. The Company has no standby lines-of-credit or other similar arrangements.

LFD, as a registered broker-dealer, has federal and state net capital requirements at December 31, 1997 of $25,000. The aggregate net capital of LFD was $0.3 million at December 31, 1997. LMC, MSR, and MSRI, as registered investment advisors, must meet net capital requirements imposed at the Federal and state levels.

Stockholders' equity on December 31, 1997 increased to $10.1 million from $9.8 million a year earlier primarily as a result of the Company's net income. Management believes that the Company's liquid assets and its net cash provided by operations will enable it to meet any foreseeable cash requirements. The Company's overall financial condition remains strong.

Year 2000 The Company, like most commercial and financial institutions, is working to ensure that its operating and processing systems will, along with those of its service providers, continue to function when the year 2000 arrives. The Company has developed and implemented a comprehensive plan to complete all internal system conversions by the end of 1998. A significant part of the plan involves upgrading current software to newer versions which are fully Year 2000 compliant. To date, most of the Company's current software systems are fully compliant. Based on this plan, it is estimated that incremental expenses to the Company for the Year 2000 project will be nominal. In addition, the Company is keeping apprised of the progress of outside vendors' plans to become Year 2000 compliant. Based on their progress, we feel confident that the outside vendors will achieve compliance in 1998.


                               MANAGEMENT'S REPORT
                            ON FINANCIAL INFORMATION

The Management of the Company is responsible for the financial information appearing in this Annual Report. The consolidated financial statements were prepared by Management in conformity with generally accepted accounting principles and, where amounts must be based on estimates and judgments, they represent the best estimates and judgments of Management. The remaining financial information presented was prepared on the same basis and is consistent with the financial statements.

The Company maintains a system of internal financial controls designed to provide reasonable assurance as to the reliability of financial records and protection of assets. Qualified personnel in the Company maintain and monitor these financial controls on an ongoing basis.

The Company engages independent certified public accountants to audit its financial statements and express an opinion thereon. The independent accountants have full access to each member of management in conducting their audits. The audits are conducted in accordance with generally accepted auditing standards and include a review of the internal financial control structure, tests of transactions and other auditing procedures considered necessary to express an opinion on the financial statements.

The Audit Committee of The Board of Directors, consisting solely of Directors who are not officers or employees of the Company, meet regularly with Management and the independent accountants to review the work of each, discuss the results of the independent accountants' audits and the quality of financial reporting by the Company. The independent accountants meet alone with and have unrestricted access to the Audit Committee to discuss any matters which they believe should be brought before the Committee.



/s/ Richard M. Hisey
Richard M. Hisey
Executive Vice President
Chief Financial Officer



                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            Years ended December 31,
                                                                    1997            1996          1995
                                                                    ----            ----          ----
Revenues:
   Investment advisory:
     Mutual fund management fees (including approximately
      $521,000, $430,000 and $452,000 from related parties)      $11,223,251    $10,723,805     $9,789,003
     Mutual fund commissions                                          62,838        215,656        175,434
     Other management fees (including approximately
      $2,695,000, $2,102,000 and $2,443,000 from
      related parties)                                             7,044,356      7,395,337      9,107,863
     Commissions income                                              151,334      1,734,411      1,692,261
     Other income                                                    495,175        742,092        521,556
                                                                     -------        -------        -------
          Total revenues                                          18,976,954     20,811,301     21,286,117
                                                                  ==========     ==========     ==========

Expenses:
     Salaries and other compensation                               9,015,128     11,241,242     10,492,925
     Selling and promotional                                       1,299,742      1,231,927      1,893,083
     Administrative and general                                    4,997,322      5,210,413      6,578,621
                                                                   ---------      ---------      ---------
          Total expenses                                          15,312,192     17,683,582     18,964,629
                                                                  ----------     ----------     ----------
          Income before income taxes, gain on sale of
           subsidiaries, and minority interest                     3,664,762      3,127,719      2,321,488
     Gain on sale of subsidiaries                                       -           529,881           -
     Provision for income taxes
       Current                                                        13,929      1,353,734      1,285,843
       Deferred                                                    1,193,629        (83,559)      (586,027)
                                                                   ---------        -------       --------
          Total provision                                          1,207,558      1,270,175        699,816
                                                                   ---------      ---------        -------
          Income before minority interest                          2,457,204      2,387,425      1,621,672
     Minority interest                                                60,149        (87,227)        43,015
                                                                      ------        -------         ------
          Net income                                              $2,397,055     $2,474,652     $1,578,657
                                                                  ==========     ==========     ==========
Earnings per share (Note 12):
     Basic earnings per share                                          $0.45          $0.45          $0.29
                                                                       =====          =====          =====
     Diluted earnings per share                                        $0.45          $0.45          $0.29
                                                                       =====          =====          =====

     Average shares outstanding during the period                  5,322,172      5,487,887      5,487,887
                                                                   =========      =========      =========


        See accompanying notes to the consolidated financial statements.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
Assets:                                                               1997           1996
                                                                      ----           ----
     Cash and cash equivalents:
       Cash                                                         $193,383     $1,631,249
       Money market accounts                                       8,511,915      5,898,575
                                                                   ---------      ---------
                                                                   8,705,298      7,529,824
                                                                   ---------      ---------
     Receivables:
       Investment advisory and management fees                     1,233,377      1,161,473
       Due from funds and other                                      596,333        868,649
                                                                     -------        -------
                                                                   1,829,710      2,030,122
                                                                   ---------      ---------
     Marketable securities                                         1,524,788      1,205,350
     Prepaid expenses                                              1,708,122        367,159
     Prepaid taxes                                                     6,203         11,900
     Fixed Assets (net of accumulated depreciation and
      amortization)                                                1,384,772      1,347,324
     Intangible assets (net of accumulated amortization)             194,676        210,875
     Deferred income taxes                                         1,938,213      3,131,842
     Other assets                                                    141,491        243,120
                                                                     -------        -------
          Total assets                                           $17,433,273    $16,077,516
                                                                 ===========    ===========

Liabilities:
     Accounts payable and accrued expenses                          $926,177     $1,027,123
     Accrued compensation                                          1,530,100      1,480,337
     Accrued employee benefits                                     1,981,308      1,183,866
     Deferred income                                               1,626,123      1,197,576
     Federal income taxes payable                                    863,667      1,015,351
     Other liabilities                                                10,579          6,681
                                                                      ------          -----
          Total liabilities                                        6,937,954      5,910,934
                                                                   ---------      ---------
     Minority interest                                               405,058        344,909

Stockholders' Equity:
     Common stock, $.01 par value; 15,000,000 authorized
       shares; 5,487,887 issued                                       54,879         54,879
     Additional paid-in capital                                   21,708,142     21,501,517
     Accumulated deficit                                          (9,345,918)   (11,734,723)
     Deferred compensation                                        (1,654,342)         -
     Treasury stock at cost                                         (672,500)         -
                                                                    --------
          Total stockholders' equity                              10,090,261      9,821,673
                                                                  ----------      ---------
          Total liabilities and stockholders' equity             $17,433,273    $16,077,516
                                                                 ===========    ===========

        See  accompanying  notes to the  consolidated financial statements.


                       CONSOLIDATED STATEMENTS OF CHANGES
                        IN STOCKHOLDERS' EQUITY (DEFICIT)
                  Years Ended December 31, 1997, 1996, and 1995

                              Common Stock
                              ------------
                                                                                                            Total
                             Shares                Additional     Accumulated    Deferred    Treasury    Stockholders'
                             Issued     Amounts  Paid-In Capital    Deficit    Compensation   Shares    Equity (Deficit)
                             ------     -------  ---------------    -------    ------------   ------    ----------------
Balance at December 31,
1994                        5,487,887    $54,879    $11,325,665  ($14,288,032)       -           -        ($2,907,488)
Net income                      -           -            -          1,578,657        -           -          1,578,657
Dividends                       -           -            -         (1,500,000)       -           -         (1,500,000)
Capital contributions           -           -            76,000         -            -           -             76,000
Conversion of debt to equity    -           -        10,099,852         -            -           -         10,099,852
                           ----------    -------     ----------    ----------      -----       ------      ----------
Balance at December 31,
1995                        5,487,887     54,879     21,501,517   (14,209,375)       -           -          7,347,021
Net income                      -           -            -          2,474,652        -           -          2,474,652
                            ---------     ------     ----------     ----------     -----        ------      ---------
Balance at December 31,
1996                        5,487,887     54,879     21,501,517   (11,734,723)       -           -          9,821,673
Net income                      -           -            -          2,397,055        -           -          2,397,055
Purchase of treasury shares
at cost                         -           -            -             (8,250)       -      (2,280,375)    (2,288,625)
Issuance of restricted stock
awards                          -           -           206,625         -            -       1,607,875      1,814,500
Deferred compensation           -           -            -              -       (1,654,342)      -         (1,654,342)
                            ---------     -------     ---------    -----------  -----------  ----------    -----------
Balance at December 31,
1997                        5,487,887    $54,879    $21,708,142   ($9,345,918) ($1,654,342)  ($672,500)   $10,090,261
                            =========    =======    ===========   ============  ===========   =========    ==========


       See  accompanying  notes to the  consolidated financial statements.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years ended December 31,



                                                                     1997           1996           1995
                                                                     ----           ----           ----
Cash Flows From Operating Activities:
Net income                                                       $ 2,397,055     $2,474,652     $1,578,657
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                                    319,267        389,090        392,923
    Amortization of deferred costs                                     9,220         36,884         36,884
    Gain on sale of subsidiaries                                         -         (529,881)           -
    Deferred income taxes                                          1,193,629        (83,559)      (586,027)
    Minority interest                                                 60,149        (87,227)        43,015
    Compensation expense-stock options                               151,908           -               -
Change in assets and liabilities
    Receivables                                                      200,412        754,372       (779,783)
    Trading securities                                              (319,438)      (273,068)      (157,399)
    Prepaid expenses                                              (1,340,043)       (17,391)      (190,697)
    Prepaid taxes                                                      5,697         30,465         (4,969)
    Accounts payable and accrued expenses                            746,259       (566,869)     1,092,218
    Federal income  taxes  payable                                  (151,684)        36,167        445,799
    Deferred  income                                                 428,547       (394,955)      (224,309)
    Other                                                             45,432         48,823       (114,493)
    Net assets of subsidiaries sold                                      -         (286,425)           -
                                                                    --------       --------      ---------
Net cash provided by operating activities                          3,746,410      1,531,078      1,531,819

Cash Flows From Investing Activities:
  Purchases of furniture, equipment and
    leasehold improvements                                          (340,515)      (425,803)      (504,648)
  Purchases of intangibles                                               -           (7,225)         -
  Sale of furniture and equipment                                        -          157,470          -
  Net proceeds from sale of subsidiaries                              49,954        816,306          -
                                                                      ------        -------       --------
  Net cash (used in) provided by investing activities               (290,561)       540,748       (504,648)


Cash Flows From Financing Activities:
  Principal payments under capital lease obligations                     -         (157,019)      (135,764)
  Dividends                                                              -             -        (1,500,000)
  Capital contributions                                                  -             -            76,000
  Purchase of treasury stock                                      (2,280,375)          -               -
                                                                  ----------        -------      ---------
  Net cash used in financing activities                           (2,280,375)      (157,019)    (1,559,764)
  Net increase (decrease) in cash and cash equivalents             1,175,474      1,914,807       (532,593)
  Cash and cash equivalents, beginning of year                     7,529,824      5,615,017      6,147,610
                                                                   ---------      ---------      ---------
       Cash and cash equivalents, end of year                     $8,705,298     $7,529,824     $5,615,017
                                                                  ==========     ==========     ==========



Supplemental Cash Flow Disclosure:
  Income taxes paid                                                 $472,910     $1,665,849       $917,679
  Interest paid                                                          -             -          $108,530


Supplemental Schedule Of Non-Cash Investing Activities:
  Conversion of debt to equity                                           -             -       $10,099,852


         See  accompanying  notes to the  consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization and Business

Lexington Global Asset Managers, Inc. (the "Company") serves as a holding company for the following asset management subsidiaries (collectively referred to as the "Subsidiaries"): Lexington Management Corporation (100% owned), Lexington Funds Distributor Inc. (100% owned), MSR Advisors Inc. (65% owned) and Piedmont Asset Advisors (51% owned). The Subsidiaries are engaged in the management, distribution, and administrative services for the Lexington Family of Funds ("Funds") and for its institutional and private clients. Lexington Management Corporation ("LMC") and MSR Advisors Inc., ("MSR") are registered investment advisors under the Investment Advisers Act of 1940, as amended. Lexington Funds Distributor ("LFD") is a registered broker/dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is therefore subject to various NASD regulations, including net capital requirements.

On September  30, 1996,  the Company sold four of its  California  subsidiaries:
Lexington Capital Management Associates, Inc. ("LCMA"), LCM Financial Services Inc. ("LFSI"), Lexington Plan Administrators ("LPA"), and LCMI Insurance Services ("LCMII"), to a company formed by the CEO of the subsidiaries and the U.S. unit of London Pacific Group Limited, Berkeley (USA) Holdings Limited. On December 31, 1996, Lexington Capital Management ("LCM") was merged into LMC.

2. Basis of Presentation and Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiaries. All material intercompany transactions and accounts have been eliminated.

Cash Equivalents

Cash equivalents consist of highly liquid investments. At December 31, 1997 and 1996 cash equivalents consist primarily of investments in Lexington Money Market Trust, recorded at market value (which approximates cost).

Trading Securities

The Company designates all marketable equity securities as held for trading purposes.

Marketable equity securities (including funds that are advised by the Company) are carried at value. The value of marketable equity securities (excluding funds that are advised by the Company) is generally based on quoted market prices. The value of the Funds that are advised by the Company is determined by multiplying the number of shares held in each Fund by its respective net asset value.

Realized gains and losses are calculated on the specific identification method and are included in other income. Unrealized appreciation (depreciation) arises from the difference between the cost and value of securities and is recognized in other income.

Revenue  Recognition

Investment management and advisory fees are recorded as income for the period in which the services are performed. Commissions related to security transactions are recorded on trade date.

Segment Reporting

The Company considers itself to operate in one line of business.

Depreciation and Amortization

Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life.

Intangible  Assets

The Company assesses the recoverability of its intangible assets whenever significant events or changes occur which may impair recovery of recorded costs. Based on its most recent analysis, the Company believes that no material impairment of its intangible assets exists at December 31, 1997.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 123 required the Company to adopt, at its election, either: 1) the provisions in SFAS No. 123 which require the recognition of compensation expense for employee stock-based compensation plans; or, 2) the provisions in SFAS No. 123 which require the pro forma disclosure of net income and earnings per share as if the recognition provisions of SFAS No. 123 had been adopted. SFAS No. 123 explicitly provides that employers may continue to account for their employee stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). The Company adopted the disclosure requirements of SFAS No. 123 effective January 1, 1996 and continues to account for its employee stock-based compensation plans under APB No. 25.

Employee and Retiree Benefit Plans

Certain subsidiaries sponsor various benefit plans including a 401(k) savings plan and a defined benefit pension plan covering substantially all employees.

The Subsidiaries also provide retired employees the option of continuing health and life insurance benefits through various welfare benefit plans in which the retiree shares in the cost.

Income Taxes

The Company and its wholly owned subsidiaries are included in the consolidated federal income tax return filed by the Company. Partially owned subsidiaries file their own federal income tax returns.

The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Financial Instruments

The fair value of cash and cash equivalents, receivables, accounts payable and accrued expenses approximates cost because of the immediate or short term maturity of these financial instruments. The fair value of trading securities has been disclosed in the accompanying consolidated financial statements and notes.

Securities  Transactions

Purchases and sales of fund shares through the underwriting activities of LFD are recorded on a trade date basis. All customer funds and securities in connection with its investment management and advisory services are maintained by independent custodians.

Financial Statement Presentation

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Fixed Assets

Fixed assets at December 31, 1997 and 1996 consisted of the following:

                                                1997              1996
                                                ----              ----
Furniture, fixtures and equipment            $3,074,485        $2,733,968
Leasehold improvements                          155,521           155,521
Depreciable fixed assets                      3,230,006         2,889,489
Less: accumulated depreciation and
   amortization                               1,845,234         1,542,165
                                              ---------         ---------
Fixed assets, net                            $1,384,772        $1,347,324
                                             ==========        ==========

Depreciation and amortization charged to operations were $319,267, $389,090, and $392,923 for the years ended December 31, 1997, 1996 and 1995, respectively. Each of these amounts include amortization of goodwill of approximately $16,200.

Depreciation and amortization is provided using the straight-line method over the following estimated lives:

          Asset               Estimated Life

Furniture and fixtures          12 years
Office equipment                 5 years
Leasehold improvements     term of lease

4. Trading Securities

At December 31, 1997 and 1996, trading securities consisted of the following:

                                                1997            1996
                                                ----            ----
Funds advised by the Company                 $1,272,519      $1,205,350
Equity Securities                               252,269           -
                                                -------       ---------
Total trading securities                     $1,524,788      $1,205,350
                                             ==========      ==========

5. Deferred Income and Prepaid Expenses

Certain clients pay investment advisory fees to LMC annually in advance. These fees are recorded as deferred income and recognized as income over the periods the services are performed. At December 31, 1997, the balance in the deferred income account was $1,626,123 and was recorded as a liability in the consolidated statement of financial condition.

LMC has an agreement with SAI Capital Holdings, Inc. ("Select"), whereby Select provides back office and other administrative services for these clients in return for an administration fee. The administration fee ranges from 50% to 82% of the investment advisory fee received from these clients. The fee is paid to Select annually in advance and is recorded as a prepaid expense and amortized as services are received. At December 31, 1997, the balance in prepaid expense for administrative services was $1,255,175.

6. Regulatory Requirements

The broker/dealer subsidiary is subject to rules and regulations of the Securities and Exchange Commission which require maintenance of minimum net capital and reserve accounts. At December 31, 1997, the amount of net capital required for the broker dealer subsidiary pursuant to such rules and regulations was $25,000. The net capital of the broker/dealer subsidiary at December 31, 1997 amounted to $298,594.

7. Intangible Assets

Intangible assets represent the goodwill arising from the original acquisition of the LMC business by Piedmont Management Company, Inc. ("Piedmont") in 1969. The goodwill is the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over forty years.

Accumulated amortization of goodwill amounted to approximately $469,000 and $452,000 at December 31, 1997 and 1996, respectively.

8. Commitments and Contingencies

The Subsidiaries lease administrative offices under noncancellable operating leases. The future minimum lease payments are as follows:

     1998            $599,000
     1999             624,000
     2000             586,000
     2001             578,000
     2002             578,000
     Later Years      386,000
                      -------
                   $3,351,000
                   ==========

Rent expense was approximately $626,000, $941,000, and $1,140,000, for the years ended December 31, 1997, 1996, and 1995, respectively.

9. Common and Preferred Stock

On December 13, 1995, the Company was recapitalized by adoption of restated articles of incorporation authorizing 15,000,000 shares of common stock. Piedmont distributed all of the Company's outstanding common stock as a dividend to the holders of Piedmont common stock, on a one-for-one basis for each outstanding share of Piedmont common stock. The accompanying consolidated financial statements of the Company have been retroactively reclassified to give effect to the recapitalization. The Company has 5,000,000 shares of preferred stock, $.01 par value authorized; no shares are issued or outstanding.

10. Incentive Plan

The Company has reserved 750,000 shares of common stock for issuance to key employees under the Long Term Incentive Plan established in 1995. The plan provides for the granting of stock options, stock appreciation rights and other stock-based performance awards to employees. In 1997, 131,000 stock options were granted at an exercise price of $6.25 and 10,000 stock options were granted at an exercise price of $8.00, the market values at the respective dates of grant. During 1995, 180,000 stock options were granted, all at an exercise price of $4.75, the market value at date of grant. No grants were made in 1996. No options were exercised or expired in 1997 and 1996 although 90,000 were exercisable at December 31, 1997.

The Company's Restricted Stock Award Plan provides for awards of common stock to key employees, subject to forfeiture if employment terminates prior to the end of the prescribed periods. The restrictions on the shares will be released over a three year period as the employees provide service. The market value of shares awarded under the plan is recorded as deferred compensation in stockholders' equity. The unearned amounts are amortized to compensation expense over the periods the employees provide services.

During the year ended December 31, 1997, the Company awarded restricted shares out of Treasury Stock. The restricted shares awarded and the respective market values at date of grant were as follows:

                         Shares         Market
                         Awarded        Value
                         -------        -----
February 3, 1997          33,000        $6.25

November 7, 1997         200,000        $8.00

For the year ended December 31, 1997, the Company recognized $151,908 of compensation expense relating to the Restricted Stock Award Plan. At December 31, 1997, the Company has $1,654,342 of deferred compensation recorded as a reduction of stockholders' equity.

Stock Option Plan

The Company has a fixed option plan which reserves shares of common stock for issuance to key employees. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

        (Dollars in thousands except for earnings per share information)

                                1997           1996           1995
                                ----           ----           ----
Net earnings:
As reported                    $2,397         $2,475         $1,579
Pro forma                      $2,252         $2,399         $1,572
Basic earnings per share:
As reported                     $0.45          $0.45          $0.29
Pro forma                       $0.42          $0.44          $0.29
Diluted earnings per share:
As reported                     $0.45          $0.45          $0.29
Pro forma                       $0.42          $0.44          $0.29

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1995: dividend yield of 0%; expected volatility of 35.0%; risk-free interest rate of 5.95% to 6.64%; and expected lives of 10 years.

Under the plan approved by the stockholders on December 8, 1995, the total number of shares of common stock that may be granted is 750,000. This plan provides that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option will be exercisable after ten years from the date of grant. Participants may exercise approximately one-fourth of the stock option shares after the end of each year of the cycle.

Stock Option Plan

Information regarding this option plan for 1997, 1996 and 1995 is as follows:
                                                  1997              1996         1995
                                                  ----              ----         ----
                                                       Weighted-
                                                       Average
                                                       Exercise
                                             Shares     Price      Shares       Shares
                                             ------     -----      ------       ------
Options outstanding, beginning of year      180,000     $4.75      180,000         -
Options exercised                              -          -           -            -
Options granted                             141,000     $6.3741       -         180,000
                                            -------                -------      -------
Options outstanding, end of year            321,000                180,000      180,000
                                            =======                =======      =======

Option price range at end of year             $6.25                               $4.75
                                              $8.00

Option price range for exercised shares         -

Weighted-average fair value of options,
  granted during the year                   $6.3741

Weighted-average grant-date fair value
of options, granted during the year         $3.8720                             $2.8028

The following table summarizes information about fixed-price stock options outstanding at December 31,1997:

                              Options Outstanding            Options Exercisable
                              -------------------            -------------------

                                    Weighted-
                                     Average     Weighted              Weighted-
                        Number      Remaining    Average    Number      Average
Range of Exercise     Outstanding   Contractual  Exercise  Exercisable  Exercise
Prices                at 12/31/97      Life      Price     at 12/31/97    Price
------                -----------      ----      -----     -----------    -----
          $4.75         180,000         8         $4.75      90,000      $4.75
          $6.25         131,000         9         $6.25         -           -
          $8.00          10,000        10         $8.00         -           -
                         ------                              ------
 $4.75 to $8.00         321,000                              90,000
                        =======                              ======


11. Common Stock Buy-Back Program

On March 7, 1997, the Board of Directors of the Company authorized a share repurchase program of up to 750,000 shares. Repurchases are made from time to time in the open market or through privately negotiated transactions at market price. The stock repurchase plan has a term of three years. During the year ended December 31, 1997, the Company repurchased 313,000 shares of stock for a total of $2,280,375. Also, during the year 233,000 treasury shares were issued under the Company's Restricted Stock Award Plan.

12. Earnings Per Share

At December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaces the presentation of primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS excludes dilution and is calculated by dividing income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS. All periods presented have been restated to conform with SFAS No. 128.

Basic earnings per common share amounts were computed by dividing net income by the weighted-average number of common shares outstanding during the year. The average number of common shares outstanding was the average number of shares of common stock outstanding adjusted for repurchased shares.

Diluted earnings per share amounts were calculated by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the year.

Diluted earnings per share assumes the conversion into common stock of outstanding stock options as computed under the treasury stock method, if dilutive. Under the treasury stock method, the number of incremental shares is determined by assuming the issuance of the outstanding stock options, reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price for the year of the Company's common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995.

                                              1997          1996        1995
                                              ----          ----        ----
Numerator:
Net income                                 $2,397,055   $2,474,652   $1,578,657
                                           ==========   ==========   ==========
Numerator for basic and diluted
  earnings per share-income available
  to common stockholders                   $2,397,055   $2,474,652   $1,578,657
                                           ==========   ==========   ==========
Denominator:
Denominator for basic earnings per share-
  weighted-average shares outstanding       5,322,172    5,487,887    5,487,887
Effect of dilutive securities:
  Employee stock options                       59,613       10,957           55
                                               ------       ------           --
Dilutive potential common shares               59,613       10,957           55
Denominator for diluted earnings per
  share-adjusted weighted-average
  shares and assumed conversions            5,381,785    5,498,844    5,487,942
                                            =========    =========    =========
Basic earnings per share                        $0.45        $0.45        $0.29
                                                =====        =====        =====
Diluted earnings per share                      $0.45        $0.45        $0.29
                                                =====        =====        =====

13. Employee and Retiree Benefit Plans

Effective with the December 13, 1995 Spin-off of 100% of the common stock of the Company being distributed to Piedmont Management stockholders, LMC has assumed the sponsorship of certain of Piedmont's employee benefit plans and their related trusts and insurance contracts, and is solely responsible for all liabilities and obligations under such plans. In addition, in exchange for payment from Piedmont of approximately $740,000, LMC assumed certain of Piedmont's obligations to provide continuing medical and dental coverage to certain of Piedmont's and The Reinsurance Corporation of New York's ("RECO") employees, and retirement and postretirement medical and life insurance to former RECO employees.

Savings Plan

LMC's and MSR's employees participate in the 401(k) savings plan sponsored by LMC. Employees are eligible to participate upon attaining age twenty-one and completing six months of service. The savings plan provides for voluntary participant contributions which may not exceed 10% of each participant's annual salary. Additionally, for each participant's voluntary contribution not exceeding 6% of the participant's annual salary, LMC and MSR contribute an amount equal to 50% of the individual participant's contribution.

LMC's and MSR's contributions fully vest to employees at the end of five years. The annual savings plan expense by LMC and MSR were $ 122,760, $ 114,409, and $88,395 for the years ended December 31, 1997, 1996, and 1995, respectively.

Retirement Plan

LMC sponsors a defined benefit plan which is part of a master trust. An employee becomes a participant in the plan after attaining age twenty-one and completing one year of service. Full vesting in the accrued benefit occurs at the earlier of completing five years of service after attaining age eighteen or reaching early retirement age. The funding policy for the plan is to annually contribute the statutory required minimum amount as actuarially determined. The funded status and net pension liability for the Master Trust for the years ended December 31, 1997 and 1996 is provided in the table below:

                                                        1997          1996
                                                        ----          ----
Actuarial present value of benefit obligations:
Vested                                              $5,675,200      $4,851,900
Non-vested                                             149,600         127,600
                                                       -------         -------
   Accumulated benefit obligation                   $5,824,800      $4,979,500
                                                    ==========      ==========
Projected benefit obligation                         6,573,300       5,603,100
Plan assets at fair value                            5,158,200       4,848,000
                                                     ---------       ---------
Plan assets less than projected benefit obligations (1,415,100)       (755,100)
Unrecognized prior service cost                        256,500          60,600
Unrecognized net loss                                  573,200         191,300
Unrecognized transition asset                         (179,600)       (216,100)
                                                      --------        --------
   Net pension liability                             ($765,000)      ($719,300)
                                                     =========       =========

The development of the foregoing projected benefit obligations was based upon a discount rate of 7.0% in 1997 and 7.5% in 1996; a 6% average rate of increase in employee compensation was used for each year. The expected long-term rate of return on assets was 10%. Plan assets are invested primarily in bonds, stocks, short-term securities and cash equivalents.

Net periodic  pension cost for the years ended December 31, 1997,  1996 and 1995 included the following components:
                                                        1997         1996         1995
                                                        ----         ----         ----
Service cost - benefits earned during the period      $239,200     $220,200     $129,800
Interest cost on projected benefit obligation          415,700      389,800      174,500
Actual return on plan assets                          (487,000)    (485,600)    (245,600)
Net amortization and deferral                             (600)       3,000       83,100
Extraordinary expense                                      -            -         27,800
                                                       -------      -------       ------
Net periodic pension cost                             $167,300     $127,400     $169,600
                                                      ========     ========     ========


The straight line amortization method is used in calculating prior service cost. Gains and losses are amortized only if they are outside of the 10% corridor of the larger of projected benefit obligation or fair value of plan assets.

LMC also maintains non-qualified supplemental benefit plans for certain employees. These plans replace the portion of benefits that exceed the limitations established by the Internal Revenue Code for tax qualified benefit plans. The amount charged to expense relating to these plans was approximately $86,900, $116,600, and $51,600 for the years ended December 31, 1997, 1996, and
1995, respectively.

Postretirement Employee Benefits

In addition to providing pension benefits, the Company, along with certain affiliates, provides the option of life and medical insurance benefits for retirees. Pensioners whose employment was terminated by retirement (age 55 and 10 years of service) become eligible for these benefits. The medical insurance benefits are partially contributory in nature. Postretirement benefit plans other than pensions are not funded.

As of January 1, 1992, the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were adopted. The Company elected the prospective transition approach and is amortizing the transition obligation over a 20-year period.

Net periodic postretirement benefit costs for the years ended December 31, 1997, 1996 and 1995 included the following components:


                                  1997          1996          1995
                                  ----          ----          ----
Service cost                   $ 55,000      $ 76,000       $ 47,000
Interest cost                    78,000        96,000         53,000
Amortization of transition
  obligation over 20 years       22,500        29,000         27,000
                                 ------        ------         ------
Net periodic postretirement
  benefit cost                 $155,500      $201,000       $127,000
                               ========      ========       ========

The accumulated unfunded postretirement benefit obligation and the accrued estimated portion of the unfunded postretirement benefit obligation for the Company at December 31, 1997 and 1996 are provided in the table below:

                                                          1997         1996
                                                          ----         ----
Retirees                                                $624,000      $735,000
Eligible active  participants                             92,000        89,000
Other active participants                                521,000       592,000
                                                         -------       -------
  Total Accumulated Postretirement Benefit Obligation  1,237,000     1,416,000
                                                       ---------     ---------
Unrecognized cumulative gain                              26,000      (200,000)
Unrecognized net transition amount                      (341,000)     (366,000)
                                                        --------      --------
  Accrued Postretirement Benefit Cost                   $922,000      $850,000
                                                        ========      ========
The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% in 1997 and 7.5% in 1996. The assumed health care cost trend rate was 7.5% in each year. If the assumptions used in developing the health care cost trend rate in each of the last two years were increased by 1%, the
effect  on  the  service  and   interest   cost   components   of  net  periodic
postretirement benefit cost and on the accumulated postretirement benefit obligation would be an increase of approximately 20%.

Deferred  Compensation Program

The Company implemented a non-qualified deferred compensation program for highly compensated employees in 1997. The program allows the employees to defer a portion of their annual compensation.

14. Income Taxes

A reconciliation of income tax expense computed at the U.S. statutory rate to the effective rate reflected in the consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 follows:

                                1997        1996         1995
                                ----        ----         ----
Expected tax rate              34.00%      34.00%       34.00%
State and local taxes           6.70        6.50        (3.50)
Other                          (7.75)      (5.78)        0.01
                               -----       -----         ----
Effective tax rate             32.95%      34.72%       30.51%
                               =====       =====        =====

The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 1997 and 1996 are as follows:

                                                 1997             1996
                                                 ----             ----
Deferred tax assets:
  Net operating loss carryforwards              $708,678       $2,203,641
  Deferred compensation                          647,256          565,587
  Retirement and postretirement                  648,001          500,880
  Other                                           90,349              -
                                                  ------        ---------
      Total deferred tax asset                 2,094,284        3,270,108
                                               ---------        ---------
Deferred tax liabilities
  Deferred state taxes                           (86,976)         (93,302)
  Other                                          (69,095)         (44,964)
                                                 -------          -------
      Total deferred tax liabilities            (156,071)        (138,266)
                                                --------         --------
      Net deferred tax asset                  $1,938,213       $3,131,842
                                              ==========       ==========

Income tax expense attributable to income for the years ended December 31, 1997, 1996, and 1995 consists of:

                                       Current       Deferred         Total
                                       -------       --------         -----
Year ended December 31, 1997:
  U.S. Federal                        ($339,801)    $1,175,028       $835,227
  State and local                       353,730         18,601        372,331
                                        -------         ------        -------
                                        $13,929     $1,193,629     $1,207,558
                                        =======     ==========     ==========

                                       Current       Deferred         Total
                                       -------       --------         -----
Year ended December 31, 1996:
  U.S. Federal                         $903,832         $5,859       $909,691
  State and local                       449,902        (89,418)       360,484
                                        -------        -------        -------
                                     $1,353,734       ($83,559)    $1,270,175
                                     ==========       ========     ==========

                                       Current       Deferred         Total
                                       -------       --------         -----
Year ended December 31, 1995:
  U.S. Federal                         $992,530      ($401,031)      $591,499
  State and local                       293,313       (184,996)       108,317
                                        -------       --------        -------
                                     $1,285,843      ($586,027)      $699,816
                                     ==========      =========       ========

The Company believes it is more likely than not that it will generate future taxable income to realize the benefits of the net deferred tax asset. Accordingly, the Company has not provided a valuation allowance. The amount ultimately realized, however, could be reduced if actual amounts of future taxable income are reduced.

The Company has net operating loss carryforwards of approximately $2,100,000 which are available to offset future taxable income which expire over the period 2003 through 2012.

15. Disclosures about Segments of an Enterprise and Related Information

In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way a public enterprise reports information about operating segments in its annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information will be required to be reported on the basis used by management for evaluating segment performance and for deciding how to allocate resources to segments. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997 and need not be applied to interim reporting in the initial year of adoption. The Company intends to adopt the provisions of SFAS No. 131 in its 1998 consolidated financial statements; however, management of the Company has not yet determined what information, if any, will be reported.

16. Quarterly Financial Data (Unaudited)

The unaudited quarterly financial data for the years ended December 31, 1997, 1996, and 1995 follows:

                                       First          Second           Third         Fourth
                                       Quarter         Quarter         Quarter        Quarter
                                       -------         -------         -------        -------
1997
----
Results of operations:
  Total revenues                     $4,623,365      $4,745,656      $5,022,686      $4,585,247
  Total expenses                      3,348,977       3,590,374       3,833,388       4,539,453
  Provision for taxes                   523,329         210,861         543,465         (70,097)
  Net income                            738,964         931,782         628,824          97,485
  Basic earnings per share                $0.13           $0.17           $0.12           $0.02
  Diluted earnings per share              $0.13           $0.17           $0.12           $0.02
Common stock price range:
  High                                   $7.125          $7.000          $9.500         $10.125
  Low                                    $5.875          $5.875          $6.875          $8.000

1996
----
Results of operations:
  Total revenues                     $5,717,300      $5,606,059      $5,565,017      $3,922,925
  Total expenses                      4,955,313       4,855,620       4,832,825       3,039,824
  Provision for taxes                   206,807         335,985         580,875         146,508
  Net income                            543,940         396,835         789,326         744,551
  Basic earnings per share                $0.10           $0.07           $0.14           $0.14
  Diluted earnings per share              $0.10           $0.07           $0.14           $0.14
Common stock price range:
  High                                   $4.906          $6.500          $5.500          $7.313
  Low                                    $3.625          $4.375          $4.250          $5.000

1995
----
Results of operations:
  Total revenues                     $5,218,727      $5,347,927      $5,440,059      $5,279,403
  Total expenses                      4,261,104       4,513,279       4,890,031       5,300,215
  Provision for taxes                   447,094         311,691         122,234        (181,203)
  Net income                            510,528         519,104         404,651         144,374
  Basic earnings per share                $0.09           $0.10           $0.07           $0.03
  Diluted earnings per share              $0.09           $0.10           $0.07           $0.03
Common stock price range:
  High                                      N/A             N/A             N/A          $5.000
  Low                                       N/A             N/A             N/A          $4.625


             Lexington Global Asset Managers, Inc. and Subsidiaries

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Lexington Global Asset Managers, Inc.:

We have audited the accompanying consolidated statements of financial condition of Lexington Global Asset Managers, Inc. and Subsidiaries as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated statement of financial condition of Lexington Global Asset Managers, Inc. as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 1996 and 1995, were audited by other auditors whose report thereon, dated
February 19, 1997, expressed an unqualified opinion on these consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Global Asset Managers, Inc. and Subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        /s/ KPMG Peat Marwick LLP
New York, New York                      KPMG Peat Marwick LLP
February 18, 1998




                               CORPORATE DIRECTORY


OFFICERS AND DIRECTORS

Officers

Stuart Smith Richardson
Chairman of the Board

Lunsford Richardson, Jr.
Vice Chairman of the Board

Robert M. DeMichele
President
Chief Executive Officer

Richard M. Hisey
Executive Vice President
Chief Financial Officer

Lawrence Kantor
Executive Vice President
General Manager - Mutual Funds

Lisa Curcio
Secretary


Directors

Sion A. Boney, III
President, Bristol-Myers Products

Robert M. DeMichele
President
Lexington Global Asset Managers, Inc.

Haynes G. Griffin
Chairman
Vanguard Cellular Systems, Inc.

William R. Miller
Retired

L. Richardson Preyer
Retired

Lunsford Richardson, Jr.
Vice Chairman
Lexington Global Asset Managers, Inc.

Peter L. Richardson
President
Smith Richardson Foundation, Inc.

Stuart Smith Richardson
Chairman
Lexington Global Asset Managers, Inc.

Carl H. Tiedemann
General Partner
Tiedemann Boltres Partners

Marion A. Woodbury
Retired


                      Lexington Global Asset Managers, Inc.

                               CORPORATE DIRECTORY


PRINCIPAL OFFICERS OF SUBSIDIARY COMPANIES

Lexington
Management Corporation

Robert M. DeMichele
Chairman of the Board
Chief Executive Officer

Richard M. Hisey
Managing Director
and Chief Financial Officer

Lawrence Kantor
Managing Director
and Executive Vice President

Lisa Curcio
Senior Vice President and Secretary
Compliance Officer

Denis Jamison
Senior Vice President
Director of Fixed Income Investment Strategy

Richard J. Lavery
Senior Vice President
Mutual Fund Operations and Sales

Richard Saler
Senior Vice President
Director of International Equity Investment Strategy

Alan Wapnick
Senior Vice President
Director of Domestic Equity Investment Strategy


Market Systems
Research Advisors, Inc.

Robert M. DeMichele
Chairman of the Board

Frank A. Peluso
President

Richard M. Hisey
Chief Financial Officer



                      Lexington Global Asset Managers, Inc.

                            CORPORATE AND STOCKHOLDER
                                   INFORMATION



Executive Offices
Lexington Global Asset Managers, Inc.
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663


Principal Subsidiaries

Lexington Management Corporation
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Lexington Funds Distributor, Inc.
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Market Systems Research Advisors, Inc.
80 Maiden Lane
New York, New York 10038

Stockholder Information
The common stock of Lexington is traded on the NASDAQ National Market System under the Symbol LGAM. As of December 31, 1997 there were 641 holders of record of Common Stock. As of March 2, 1998 there were 640 holders of record of Common stock.

Stock Transfer Agent and Registrar
First Chicago Trust Company of New York
Stock Transfer Division
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone Response Center: (201) 324-0498
Hearing Impaired: TDD: (201) 222-4955
Internet Info: e-mail: fctc@em.fcnbd.com
FCTC Website: http://www.fctc.com

Annual Meeting
The 1997 Annual Meeting of stockholders of Lexington will be held at 9:15 A.M. Wednesday May 13, 1998 at the Executive Offices of the Company.

Stockholder Requests/Form 10-K
For information or assistance regarding your share-holdings, as well as to receive, without charge, a copy of Form 10-K filed with the Securities and Exchange Commission, please address your request to:
    Richard M. Hisey
    Lexington Global Asset Managers, Inc.
    Park 80 West Plaza Two
    Saddle Brook, New Jersey 07663

Independent Auditors
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154